SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LIMELIGHT NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

53261M104
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Jeffrey W. Lunsford
President, Chief Executive Officer
and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
(602) 850-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$24,940,462.24	$980.16(1)

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 3,667,097 options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $24,940,462.24 as of May 14, 2008, calculated based on a modified Black-Scholes option pricing model.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Previously paid.
Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement
     This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, and Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 20, 2008 (“Amendment No. 1”), relating to an offer (the “Offer”) by Limelight Networks, Inc., a Delaware corporation (“Limelight” or the “Company”), to employees of Limelight (which, for purposes of the Offer, includes all subsidiaries or affiliates of Limelight), other than the Company’s executive officers, as of each of the commencement of the Offer and the expiration of the Offer on June 16, 2008 (the “Eligible Employees”), to exchange some or all of their outstanding options that were granted after April 1, 2007 under either the Company’s Amended and Restated 2003 Incentive Compensation Plan or the 2007 Equity Incentive Plan, whether vested or unvested, for restricted stock units.

Item 4.	Terms of the Transaction.
     Item 4 of Schedule TO and Item 4 of Amendment No. 1 are hereby amended to correct the number of options to purchase shares of the Company’s common stock granted under its 2007 Equity Incentive Plan that the Company accepted for exchange and the aggregate number of restricted stock units granted on June 16, 2008 in exchange for the options tendered pursuant to the Offer as follows:
     The Offer, including all withdrawal rights, expired at 5:00 p.m., Pacific Daylight Time, on June 16, 2008. A total of 94 Eligible Employees participated in the Offer. The Company has accepted for exchange options to purchase an aggregate of 389,125 shares of its common stock granted under its Amended and Restated 2003 Incentive Compensation Plan, and options to purchase an aggregate of 1,612,975 shares of its common stock granted under its 2007 Equity Incentive Plan. The Company granted an aggregate of 1,001,051 restricted stock units, subject to the terms and conditions of the Offer, on June 16, 2008 in exchange for the options tendered and accepted pursuant to the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Limelight Networks, Inc.
By:	/s/ Jeffrey W. Lunsford
Jeffrey W. Lunsford
President, Chief Executive Officer and Chairman

Date: July 14, 2008